[redacted]

DO 12/4/13

SECUR[barcode] SION

13026404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC

SEC FILE NUMBER
8- 68692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AltaCorp Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100, 888-3rd Street SW
(No. and Street)

Calgary (City) AB, Canada (State) T2P 5C5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shauna Campbell 403-539-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 2700, 205-5th ave SW (Address), Calgary (City), AB, Canada (State) T2P 4B9 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RD 12/18/13

OATH OR AFFIRMATION

I, Shauna Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AltaCorp Capital (USA) Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Heather A. Weberg
Student-at-Law

Shauna Campbell
Signature

CFO
Title

Heather Weberg
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTA CORP
CAPITAL USA

November 26, 2013

To Whom it May Concern,

Re: Form X-17A-5, Part III (n)

As self-reported to FINRA on October 18, 2013, AltaCorp Capital (USA) Inc. ("ACCUSA") reports the only material inadequacy found since October 1, 2012 was the miscommunication between the Lead Investment Banker, the deal approval committee and the Chief Financial Officer as to which broker-dealer would be participating in an underwriting deal. This miscommunication led to ACCUSA being committed to a firm commitment which resulted in a net capital deficiency. ACCUSA has instituted a new process to avoid further issues.

Yours Truly,

Shauna Campbell

Shauna Campbell, CA
FINOP
AltaCorp Capital (USA) Inc.

KPMG

KPMG Enterprise™
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca/enterprise

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
AltaCorp Capital (USA) Inc.:

In planning and performing our audit of the financial statements of AltaCorp Capital (USA) Inc. (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2013

KPMG

ALTACORP CAPITAL (USA) INC.

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

September 30, 2013

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG Enterprise™
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca/enterprise

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
AltaCorp Capital (USA) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by AltaCorp Capital (USA) Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on line 2B and line 2G on Form SIPC-7 with respective cash disbursement records entries (including copies of cheques written), noting no differences;

2. Compared the amount reported as "Total revenue" on the Company's audited financial statements attached to Form X-17A-5 Part III for the year ended September 30, 2013 with the "Total revenue" reported on Form SIPC-7 for the year ended September 30, 2013, and noted that the audited financial statements reported total revenue of $560,235 (net of $299 of foreign exchange gains) and Form SIPC-7 reported total revenue of $560,235. Management noted that the foreign exchange gains are not applicable for Form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were reported in Form SIPC-7, so no supporting schedules or working papers were available.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. Specifically, we:
    a. Summed the amounts under the heading "Additions" on lines 2b(1) to line 2b(7) and compared the result to "Total additions", noting no differences;
    b. Summed the amounts under the heading "Deductions" on lines 2c(1) to line 2c(8) plus the greater of line 9(i) or line 9(ii), and agreed the result to "Total deductions", noting no differences;
    c. Added the amounts under the headings: "Total revenue," and "Total additions," and deducted "Total deductions" and agreeing the result to the line entitled "SIPC Net Operating Revenues", noting no differences;
    d. Recalculated the "General Assessment" line, by multiplying the "SIPC Net Operating Revenues" on that line by .0025, noting no differences;

KPMG

e. Agreed the "General Assessment" line (on page 2) to line 2A (on page 1), noting no differences;
f. Summed the amounts from lines 2A to line 2C and compared the result to line 2D entitled "Assessment balance due or (overpayment)", and summed the amounts on lines 2D and line 2E and compared the result to line 2F entitled "Total assessment balance and interest due", noting no differences; and
g. Subtracted the amount from line 2F entitled "Total assessment balance and interest due" from line 2G entitled "PAID WITH THIS FORM" and compared the result to line 2H entitled "Overpayment carried forward", noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 27, 2013

KPMG

AltaCorp Capital (USA) Inc.
Schedule of General Assessment Reconciliation
For the Year Ended September 30, 2013

Total revenue	$	560,235
Total additions		–
Total deductions		–
SIPC Net Operating Revenues		560,235
General Assessment @ .0025		1400.59
Less payment made with SIPC-6 filed (exclude interest)		(818.44)
Less prior overpayment applied		–
Assessment balance due or (overpayment)	$	582.15

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068692 FINRA SEP
ALTACORP CAPITAL (USA) INC
ATTN SHAUNA CAMPBELL
888 3RD ST SW STE 1100
CALGARY AB T2P
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1400.59

B. Less payment made with SIPC-6 filed (exclude interest) (818.44)

May 13, 2013
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 582.15

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 582.15

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 582.15

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AltaCorp Capital (USA) Inc.
(Name of Corporation, Partnership or other organization)

Shauna Campbell
(Authorized Signature)

CFO
(Title)

Dated the 7th day of Nov, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ _______ _______
Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2012 and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 560,235
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
d. SIPC Net Operating Revenues	$ 560,235
e. General Assessment @ .0025	$ 1400.59
	(to page 1, line 2.A.)

Financial Statements and Supplemental Information

AltaCorp Capital (USA) Inc.

September 30, 2013

KPMG Enterprise™
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca/enterprise

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.

We have audited the accompanying financial statements of AltaCorp Capital (USA) Inc., which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, comprehensive income and retained earnings, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of AltaCorp Capital (USA) Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Calgary, Canada
November 26, 2013

AltaCorp Capital (USA) Inc.

Statement of Financial Condition
(All figures presented in US dollars)

September 30, 2013

		2013
Assets		
Cash	$	403,947
Due from carrying broker (Note 3)		63,614
Accounts receivable		17,241
Deposit with carrying broker (Note 4)		250,000
GST receivable		11,767
Prepaid expenses		2,835
	$	749,404
Liabilities and Shareholder's Equity		
Liabilities:		
Due to AltaCorp Capital Inc. (Note 6)	$	49,292
Accounts payable and accrued liabilities		20,000
Due to carrying broker (Note 5)		10,910
Income taxes payable		6,406
		86,608
Shareholder's equity:		
Share capital (Note 8)		611,606
Retained Earnings		51,190
		662,796
	$	749,404

See accompanying notes to the financial statements.

Approved by the Board:

_______________________ Director

AltaCorp Capital (USA) Inc.

Statement of Income, Comprehensive Income and Retained Earnings
(All figures presented in US dollars)

Year ended September 30, 2013

		2013
Revenue:		
Agency commissions	$	468,671
Research fees		91,516
Foreign exchange gain		299
Interest income		48
		560,534
Direct costs:		
Clearing costs		50,579
		50,579
Expenses:		
Management fees (Note 6)		412,611
General and administrative		34,846
		447,457
Net income and comprehensive income before tax		62,498
Income tax expense		
Current (note 7)		6,370
Net income and comprehensive income after tax		56,128
Deficit, beginning of year		(4,938)
Retained Earnings, end of year	$	51,190

See accompanying notes to the financial statements.

AltaCorp Capital (USA) Inc.

Statement of Changes in Shareholder's Equity
(All figures presented in US dollars)

Year ended September 30, 2013

		2013
Share Capital		
Balance, beginning of year	$	611,606
Additions		-
Balance, end of year	$	611,606
Retained Earnings/(Deficit)		
Balance, beginning of year		(4,938)
Net income and comprehensive income		56,128
Balance, end of year		51,190
Total shareholder's equity	$	662,796

See accompanying notes to the financial statements.

AltaCorp Capital (USA) Inc.

Statement of Cash Flow
(All figures presented in US dollars)

Year ended September 30, 2013

		2013
Operating activities:		
Net income and comprehensive income for the year	$	56,128
Changes in non-cash working capital:		
Decrease in due from carrying broker		35,016
Decrease in GST receivable		23,235
Increase in prepaid expenses		(1,005)
Increase in accounts payable and accrued liabilities		3,525
Decrease in due to AltaCorp Capital Inc.		(51,950)
Increase in due to carrying broker		8,324
Increase in income taxes payable		6,406
		23,551
Cash provided by operating activities		79,679
Net increase in cash during the year		79,679
Cash, beginning of year		324,268
Cash, end of year	$	403,947

Cash used in operating activities includes interest paid during the year of $nil and income taxes paid of $nil.

See accompanying notes to the financial statements.

AltaCorp Capital (USA) Inc.
Notes to the Financial Statements
[All figures presented in United States dollars]

Year ended September 30, 2013

1. BACKGROUND

AltaCorp Capital (USA) Inc. [the "Company"],was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of AltaCorp Capital Inc. [the "Parent"] on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker to Apex Clearing Corporation ("Apex Clearing") on June 5, 2012. Prior to that time, the Company was an Introducing Broker to Penson Financial Services, Inc. Apex Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Apex Clearing expires August 28, 2016.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Research fee revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Commission revenue

Commission revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade date basis.

Foreign currency translation

The US dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in Canadian dollars amount to a $299 gain during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments include cash, due from (to) carrying broker, and accounts payable and accrued liabilities.

Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

3. DUE FROM CARRYING BROKER

The $63,614 receivable from the Company's carrying broker represents amounts due from Apex Clearing for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Apex Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Apex Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $10,910 payable to the Company's carrying broker represents amounts due to Apex Clearing for clearing trades.

6. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a

6. RELATED PARTY TRANSACTIONS (continued)

portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue. The inter-company balance arising from these transactions is recorded as due to AltaCorp Capital Inc. The inter-company balances are due on demand and do not bear interest.

During the year, the Company incurred management fees of $412,611. At September 30, 2013, the net payable to AltaCorp Capital Inc. for these and other transactions is $49,292.

7. INCOME TAXES

The Company is subject to corporate income tax in Canada calculated based on financial statements expressed in Canadian dollars. As a result the effective tax rate differs from the statutory rate due mainly to foreign currency translation differences included in taxable income and the small business deduction.

	2013
Statutory income tax rate	25%
Expected income tax expense	$ 15,625
Effect of:	
Small business deduction	(6,927)
Other	(2,328)
	$ 6,370
Current income taxes	$ 6,370

8. SHARE CAPITAL

Details of the Company's share capital are as follows:

	2013 $
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
615,000 common shares	611,606

9. CONTINGENCY

Subsequent to year end, the Company self-reported a regulatory capital deficiency to FINRA. FINRA is currently still evaluating the deficiency and therefore the potential impact, financial or otherwise, is not determinable.

10. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ["SEC"]. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At September 30, 2013, the Company had net capital equal to $647,863, which exceeded its requirement by $397,863 *[Schedule 1]*.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

[All figures presented in United States dollars]

September 30, 2013

	2013 $
Total shareholder's equity	662,796
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Less: Total non-allowable assets *[note 1]*	14,602
Less: other deductions and charges	331
Net capital before haircuts on securities positions	647,863
Less: Total haircuts	-
Net capital	647,863
Net capital requirement	250,000
Excess net capital	397,863

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule in the Company's unaudited September 30, 2013 Part II FOCUS Filing.

NOTE 1: NON-ALLOWABLE ASSETS

	2013 $
GST receivable	11,767
Prepaid expenses	2,835
Total non-allowable assets	14,602

AltaCorp Capital (USA) Inc. **Schedule 2**

STATEMENT REGARDING RULE 15c3-3

[All figures presented in United States dollars]

September 30, 2013

The Company is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.